EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF ORGANIZATION
Mercury Computer Securities Corporation	Massachusetts
Riverneck Road	Delaware
199 Riverneck LLC	Delaware
Mercury Computer International Sales Corporation	Delaware
Mercury Computer Systems BV	The Netherlands
Nihon Mercury Computer Systems KK	Japan
Mercury Computer Systems SARL	France
Mercury Systems Ltd.	United Kingdom
Mercury Computer Systems Export, Incorporated	Barbados
Myriad Logic, Inc.	Maryland